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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                             DYERSBURG CORPORATION
                             ---------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
               ------------------------------------------------
                        (Title of Class of Securities)

                                   26757510
                             -------------------
                                (CUSIP Number)

                           B. HARVEY HILL, JR., ESQ.
                               ALSTON & BIRD LLP
                          1201 WEST PEACHTREE STREET
                          ATLANTA, GEORGIA 30309-3424
                                (404) 881-7000
                   --------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  MAY 8, 1997
                         ----------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
CUSIP NO.   26757510                                     PAGE 2 OF 3 PAGES
--------------------                             -------------------------------

1  NAME OF REPORTING PERSON

        Polysindo Hong Kong Limited

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A) [ ]
                                                     (B) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
        AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(D) OR 2(E)                        [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Hong Kong
--------------------------------------------------------------------------------

             7     SOLE VOTING POWER
                       3,000,000
NUMBER OF    ------------------------------------------------------------
SHARES       8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY     ------------------------------------------------------------
EACH         9     SOLE DISPOSITIVE POWER
REPORTING              3,000,000
PERSON       ------------------------------------------------------------
WITH        10     SHARED DISPOSITIVE POWER
            -------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON
        3,000,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        23%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is deleted in its entirety and replaced with the following:

         The shares of the Common Stock acquired as described in Item 4 were purchased with funds of Polysindo obtained as a capital contribution from the Controlling Person.

ITEM 4.  PURPOSE OF TRANSACTION

     The second and third sentences of the first paragraph of Item 4 are deleted and replaced with the following:

         The closing of such purchase (the "Closing Date") occurred on May 8, 1997.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is deleted in its entirety and replaced with the following:

         Prior to the Closing Date, neither Polysindo nor, to the best knowledge of Polysindo, the Controlling Person or any of the directors or officers named in Item 2, beneficially owned any shares of the Common Stock. Other than Polysindo's acquisition of the Common Stock as described in Item 4, none of such persons currently beneficially owns any Common Stock.

                                   SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  May 29, 1997
                                         POLYSINDO HONG KONG LIMITED

                                         BY: /s/ Muthuveerappan Arunachalam
                                             ------------------------------
                                         Name: Muthuveerappan Arunachalam

                                         Title: Director

                                       3